# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Onconetix, Inc., CIK 0001782107
CUSIP: 68237Q104
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 201 E. Fifth Street, Suite 1900, Cincinnati, Ohio (OH), 45202
Date of event which requires filing of this statement: 12/24/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000947871-24-000895
Filed by CIK 0001368163

## Reporting persons
- ZURCHER KANTONALBANK (ZURICH CANTONALBANK): type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Switzerland (V8); sole voting power 207,691; shared voting power 0; sole dispositive power 207,691; shared dispositive power 0; aggregate amount beneficially owned 207,691 (2.5% of the class)

## Item 1. Issuer
Name of issuer: Onconetix, Inc.
Address of issuer's principal executive offices: 201 E. Fifth Street, Suite 1900, Cincinnati, OH 45202

## Item 2. Person Filing
Name of person filing: ZURCHER KANTONALBANK (ZURICH CANTONALBANK)
Address of principal business office or, if none, residence:
BAHNHOFSTRASSE 9

ZURICH, SWITZERLAND 8001
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Ownership as of December 24, 2024 is incorporated by reference to items (5) - (9) and (11) of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ZURCHER KANTONALBANK (ZURICH CANTONALBANK): /s/ Matthias Nanni, Matthias Nanni/Senior Member of Management (02/07/2025)